EXHIBIT 77D

At a Board meeting held on June 10-11, 2009, the Board approved a resolution to revise the nonfundamental policy regarding investment in foreign securities for Seligman LaSalle Monthly Dividend Real Estate Fund. The existing nonfundamental policy on foreign securities was revised to state that the Fund may invest up to 25% of its net assets in foreign investments.